EXHIBIT 99.1

Centerra Gold Reports Fourth Quarter and Full Year 2025 Results; Delivered Robust Annual Production and Beat Cost Guidance; 2026 Outlook Remains Strong as Centerra Executes its Self-Funded Growth Strategy

 This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Feb. 19, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its fourth quarter and full year 2025 operating and financial results and issued 2026 guidance.

President and CEO, Paul Tomory, commented, “In the fourth quarter, we delivered strong production and outperformed our cost guidance, reflecting solid operational execution at Mount Milligan and Öksüt. During the quarter, both operations generated robust cash flow from operations, supporting strong free cash flow and reinforcing the quality of our portfolio. We ended the year with a cash balance of $529 million and an equity investment portfolio valued at over $115 million. This demonstrates our disciplined capital allocation strategy and highlights our ability to continue investing in the Thompson Creek restart project and our broader organic growth pipeline, including Mount Milligan, Kemess and Goldfield, while returning record capital to shareholders including $30 million in share buybacks in the fourth quarter and a consistent quarterly dividend of $10 million.”

“Looking ahead to 2026, our production and cost guidance reflect stable operating performance across our portfolio. We are committed to protecting and expanding margins through disciplined cost management and continuous operational initiatives at Mount Milligan. We expect our operations to continue generating strong cash flow in 2026, providing the financial flexibility to advance our growth project pipeline while returning capital to shareholders.”

Paul Tomory continued, “We are executing our self-funded growth strategy across multiple fronts. In January, we published results of the Kemess Preliminary Economic Assessment, highlighting the long-term potential of the project and further strengthening our growth pipeline by providing additional opportunities in British Columbia for future gold exposure. With Mount Milligan, Kemess, Goldfield and the Thompson Creek restart project, we have a clear line of sight to value-accretive, lower-risk growth that can be funded from available liquidity and future cash flows from operations, allowing us to maintain our disciplined approach to capital allocation.”

Fourth Quarter and Full Year 2025 Highlights

Operations

  Production: In the fourth quarter 2025, consolidated gold production was 70,853 ounces, including 44,105 ounces from the Mount Milligan Mine (“Mount Milligan”) and 26,748 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 13.0 million pounds. Full year 2025 consolidated production was 275,316 ounces of gold, exceeding the midpoint of the guidance range, including production of 147,581 ounces of gold from Mount Milligan and 127,734 ounces of gold from Öksüt. Copper production for the full year was 50.5 million pounds, in line with the guidance range.
  Sales: Fourth quarter 2025 gold sales were 68,143 ounces at an average realized gold price of $3,415 per ounce and copper sales were 12.5 million pounds at an average realized copper price of $4.69 per pound. Full year 2025 gold sales were 271,210 ounces at an average realized gold price of $2,994 per ounce and copper sales were 50.0 million pounds at an average realized price of $3.96 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively “Royal Gold”).
  Costs: Fourth quarter 2025 consolidated gold production costs were $1,259 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,646 per ounce. Full year 2025 consolidated gold production costs were $1,297 per ounce and AISC on a by-product basisNG were $1,614 per ounce, coming in below the 2025 cost guidance ranges.
  Capital expendituresNG: Fourth quarter 2025 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $115.2 million and $96.0 million, respectively. Sustaining capital expendituresNG in the fourth quarter 2025 were $34.1 million and included construction at the existing tailings storage facility (“TSF”) at Mount Milligan, as well as capitalized stripping and expansion of the heap leach pad at Öksüt. Non-sustaining capital expendituresNG in the fourth quarter were $61.9 million related mainly to the development of the Thompson Creek Mine (“Thompson Creek”). Full year 2025 additions to PP&E and capital expendituresNG were $295.5 million and $255.2 million, respectively. Both sustaining and non-sustaining capital expendituresNG for the full year were in the 2025 guidance ranges.

Financial

  Net earnings: Fourth quarter 2025 net earnings were $192.8 million, or $0.96 per share, and adjusted net earningsNG were $83.2 million or $0.41 per share. Key adjustments to net earnings, net of tax, include $144.8 million related to the non-cash impairment reversal of the Kemess project, $17.1 million of unrealized loss on the financial assets related to the additional agreement with RGLD Gold AG (together with Royal Gold, Inc., “Royal Gold”) dated February 13, 2024 to increase cash payments for Mount Milligan’s gold and copper delivered to Royal Gold based on the delivery of certain threshold amounts from shipments occurring after January 1, 2024 (“Additional Royal Gold Agreement”), $35.3 million of deferred income tax adjustments, and $12.7 million of unrealized gain on the re-measurement of the sale of the Greenstone Gold Mines Partnership in 2021. Full year 2025 net earnings were $584.0 million or $2.85 per share and adjusted net earningsNG were $228.6 million or $1.12 per share. Key adjustments to full year 2025 net earnings, net of tax, include $338.3 million related to the non-cash impairment reversal of the Goldfield and Kemess projects, $50.6 million of unrealized gain on the re-measurement of the sale of the Greenstone Gold Mines Partnership in 2021, and $3.2 million of unrealized gain on the financial assets related to the Additional Royal Gold Agreement. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the fourth quarter 2025, cash provided by operating activities was $103.1 million and free cash flowNG was $12.0 million. This includes $85.0 million of cash provided by mine operations and $53.6 million of free cash flowNG at Mount Milligan and $57.1 million of cash provided by mine operations and $43.9 million of free cash flowNG at Öksüt. This was partially offset by capital expendituresNG at Thompson Creek. Full year 2025 cash provided by operating activities was $348.6 million and free cash flowNG was $95.0 million. This includes $245.7 million of cash provided by mine operations and $168.4 million of free cash flowNG at Mount Milligan and $229.3 million of cash provided by mine operations and $191.0 million of free cash flowNG at Öksüt. This is partially offset by a free cash flow deficitNG of $136.3 million from Thompson Creek expenditures.
  Cash and cash equivalents: As at December 31, 2025, total liquidity was $928.9 million, comprised of a cash balance of $528.9 million and $400.0 million available under an undrawn corporate credit facility.
  Returning capital to shareholders: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 2,297,900 common shares (“Shares”) in the fourth quarter 2025, for total consideration of $29.7 million. In the full year 2025, Centerra repurchased 11,493,316 Shares for total consideration of $93.7 million, representing approximately 5% of outstanding shares. Centerra has repurchased 23,884,446 shares since the inception of the buyback program. Centerra believes that the NCIB provides the Company with flexibility to strategically deploy cash in line with its capital allocation priorities, subject to market conditions, while maintaining the financial capacity to invest in future growth. A quarterly dividend of C$0.07 per common share was declared for a total of $10.0 million in the fourth quarter, and $41.1 million in the full year of 2025.
  Renewal of NCIB: In November 2025, Centerra renewed its NCIB to purchase for cancellation up to 20,129,230 Shares.

Strategic Growth Initiatives

  Kemess Preliminary Economic Assessment (“PEA”) demonstrates the potential to become Centerra’s second long-life gold-copper asset in British Columbia: In January 2026, Centerra published an updated mineral resource and the results of a PEA for the Kemess project (“Kemess”) in British Columbia, showing robust economics including an after-tax net present value (5%) (“NPV5%”) of $1.1 billion and an after-tax internal rate of return (“IRR”) of 16%, using long-term pricing of $3,000 per ounce of gold and $4.50 per pound of copper. At commodity prices of approximately $4,500 per ounce of gold and $6.00 per pound of copper, the after-tax NPV5% increases to $2.8 billion and the IRR increases to 29%. Kemess has the potential scale and jurisdictional advantages to complement Mount Milligan as a cornerstone asset. Importantly, Kemess is unencumbered by a gold or copper stream, positioning the project to deliver stronger economics and greater value creation for Centerra. For additional details, refer to the news release published on January 19, 2026 titled “Centerra Gold’s Kemess Preliminary Economic Assessment Highlights Strong Economics that Support the Company’s Long-Term Growth Pipeline”.
  Mount Milligan Life of Mine (“LOM”) extension to 2045: In September 2025, Centerra published the Pre-Feasibility Study (“PFS”) results for Mount Milligan which extends the LOM by approximately 10 years to 2045. The study outlines a disciplined, fully funded growth capital plan of approximately $186 million, most of which is not required until the early-to-mid-2030s. This includes the construction of a second TSF, process plant upgrades and additional flotation cells to increase throughput by about 10% to 66,300 tonnes per day (“tpd”) and increase recovery by approximately 1%, and five new haul trucks to support longer haul distances, higher material movement, and stockpile development. The PFS reaffirms Mount Milligan’s strong economics, with an after-tax NPV5% of approximately $1.5 billion at long-term gold and copper price assumptions of $2,600 per ounce and $4.30 per pound, respectively, increasing to approximately $3.6 billion at spot commodity prices of $4,500 per ounce gold and $6.00 per pound copper, confirming its position as a cornerstone asset with a long mine life, attractive cost structure, and continued exploration potential in a leading mining jurisdiction. For additional details, refer to the news release published on September 11, 2025 titled “Centerra Gold’s Mount Milligan PFS Outlines Mine Life to 2045, Delivering Growth with a Fully Funded, Disciplined $186 Million Growth Capital Plan”. On October 21, 2025, the technical report was filed in relation to Mount Milligan.
  Advancing the Goldfield project: In August 2025, Centerra completed a technical study of its Goldfield project (“Goldfield”), showing robust project economics with an after-tax NPV5% of $245 million and an after-tax IRR of 30%, based on a long-term gold price of $2,500 per ounce, which increases to $794 million at spot gold prices of $4,500 per ounce. Goldfield’s initial capital cost is estimated at $252 million, including approximately $40 million in pre-production stripping and other costs. Goldfield is expected to deliver a streamlined, low-risk development path, with first production targeted by the end of 2028. For additional details on Goldfield, refer to the news release published on August 6, 2025 titled “Centerra Gold Announces Attractive Economics on the Goldfield Project; Proceeding with Project Development and Construction Activities”.

Events Subsequent to Quarter End

  Mount Milligan received permit amendments to continue operations through 2035: On January 20, 2026, Centerra received an amended environmental assessment and all related permits to allow for the continuation of Mount Milligan’s operations through 2035. These authorizations include a 10% expansion in plant throughput beginning in 2028 and increased stockpile capacity needed for plant feed flexibility. In January 2025, Mount Milligan was selected by the Province of British Columbia as one of four mining projects which would qualify for expedited permitting to support economic development in the province. The receipt of these permit amendments, less than one year from being submitted, met the expedited schedule as per the province’s commitment.
  Full operations are expected to resume at Langeloth by May 2026 following a temporary suspension: On January 29, 2026, Centerra suspended operations at its Langeloth Metallurgical Facility (“Langeloth”) near Pittsburgh, Pennsylvania following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. The safety and well-being of employees, contractors and the surrounding community remain Centerra’s top priority. The Company is conducting a thorough investigation to determine the root cause of the incident, and that process remains ongoing. Operations at Langeloth remain temporarily suspended. The site team is co-operating with regulatory authorities, advancing repair activities and planning for a safe restart, with full operations expected to resume by May 2026. The impact was contained to an area of the site near the acid plant. Repairs are expected to cost approximately $5 to $10 million. As a result of the temporary suspension, working capital is expected to increase in the first quarter of 2026 as inventories build during the shutdown period. The Company continues to assess the full operational and financial impacts of this incident and will provide 2026 operating guidance for Langeloth at a later date.

2026 Guidance Highlights

  Production: In 2026, consolidated gold production is expected to be 250,000 to 280,000 ounces. Copper production in 2026 is expected to be 50 to 60 million pounds. The guidance ranges are focused on executing against the PFS mine plan at Mount Milligan and consistent operational performance at Öksüt.
  Costs: In 2026, consolidated gold production costs are expected to be $1,500 to $1,600 per ounce and AISC on a by-product basisNG is expected to be $1,650 to $1,750 per ounce.
  Capital ExpendituresNG: In 2026, sustaining capital expendituresNG are expected to be $85 to $105 million, and non-sustaining capital expendituresNG are expected to be $260 to $315 million. Non-sustaining capital expendituresNG are mainly driven by the Thompson Creek restart project, launching long-lead procurement and initiating site establishment works at Goldfield, and haul truck additions and buttress foundation construction at Mount Milligan.
  Molybdenum Roasting: Following the incident that occurred at Langeloth in late January 2026, Centerra continues to assess the full operational and financial impacts, and will provide 2026 operating guidance for Langeloth at a later date.
  Strategic Growth Projects: Centerra will continue to advance its self-funded growth pipeline.
    Goldfield: In 2026, work is focused on finalizing engineering studies, launching long-lead procurement and initiating site establishment works. Non-sustaining capital expenditures for the year are expected to be $30 to $40 million.
    Kemess: Non-sustaining capital expendituresNG in 2026 are expected to be $5 to $10 million, primarily related to early works for the water treatment plant and camp infrastructure in support of future development. Other expenditures in 2026 include $13 to $15 million on care and maintenance, $5 to $7 million on exploration drilling, and $17 to $23 million on technical studies related to the PFS, which is expected to be completed in 2027.
    Thompson Creek: Centerra has increased the restart project’s total capital estimates by approximately 5% to 10%, from $397 million to between $425 million to $450 million, reflecting modest inflationary impacts as the Feasibility Study was based on 2024 costs, additional maintenance requirements for certain mining equipment, and refinements to the mine plan. The updated estimate also includes the pull-forward of select activities, including the tailings dam toe buttress, to further de-risk execution and support the overall project schedule. The project remains on track for first production in mid-2027. In 2026, non-sustaining capital expendituresNG are expected to be $190 to $220 million, focused on mill refurbishment, capitalized stripping, and tailings and water management infrastructure.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,
	2025	2024	% Change	2025	2024	% Change
Financial Highlights
Revenue	401.6	302.4	33%	1,384.6	1,214.5	14%
Production costs	211.4	190.6	11%	808.5	710.3	14%
Depreciation, depletion, and amortization ("DDA")	25.6	32.5	(21)%	112.2	126.2	(11)%
Earnings from mine operations	164.6	79.3	108%	463.8	378.0	23%
Net earnings (loss)	192.8	(52.5)	467%	584.0	80.4	626%
Adjusted net earnings(1)	83.2	36.6	127%	228.6	152.9	50%
Adjusted EBITDA(1)	140.2	80.3	75%	448.4	362.9	24%
Cash provided by operating activities	103.1	92.8	11%	348.6	298.4	17%
Free cash flow(1)	12.0	47.0	(74)%	95.0	138.6	(31)%
Additions to property, plant and equipment (“PP&E”)	115.2	41.9	175%	295.5	174.8	69%
Capital expenditures - total(1)	96.0	46.5	106%	255.2	160.1	59%
Sustaining capital expenditures(1)	34.1	19.5	75%	103.6	101.6	2%
Non-sustaining capital expenditures(1)	61.9	27.0	129%	151.6	58.5	159%
Net earnings per common share - $/share basic(2)	0.96	(0.25)	484%	2.85	0.38	657%
Adjusted net earnings per common share - $/share basic(1)(2)	0.41	0.17	141%	1.12	0.72	56%
Operating highlights
Gold produced (oz)	70,853	73,224	(3)%	275,316	368,104	(25)%
Gold sold (oz)	68,143	83,876	(19)%	271,210	368,183	(26)%
Average market gold price ($/oz)	4,145	2,664	56%	3,439	2,388	44%
Average realized gold price ($/oz )(3)	3,415	2,207	55%	2,994	2,078	44%
Copper produced (000s lbs)	13,038	12,769	2%	50,476	54,342	(7)%
Copper sold (000s lbs)	12,541	16,361	(23)%	50,029	57,897	(14)%
Average market copper price ($/lb)	5.03	4.17	21%	4.51	4.15	9%
Average realized copper price ($/lb)(3)	4.69	2.88	63%	3.96	3.25	22%
Molybdenum roasted (000 lbs)(5)	3,616	2,884	25%	14,243	10,164	40%
Molybdenum sold (000s lbs)	3,607	2,858	26%	14,048	10,912	29%
Average market molybdenum price ($/lb)	22.83	21.71	5%	22.11	21.30	4%
Average realized molybdenum price ($/lb)(3)	23.78	22.67	5%	22.60	22.05	2%
Unit costs
Gold production costs ($/oz)(4)	1,259	1,096	15%	1,297	913	42%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,646	1,296	27%	1,614	1,148	41%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	2,042	1,446	41%	1,872	1,270	47%
Copper production costs ($/lb)(4)	1.99	1.89	5%	2.11	2.04	3%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.49	2.12	17%	2.56	2.47	4%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) As at December 31, 2025, the Company had 199,806,355 common shares issued and outstanding.
(3) This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled
(4) All per unit costs metrics are expressed on a metal sold basis.
(5) Amount does not include 1.4 million pounds of molybdenum roasted of toll material for the three months ended and 4.3 million pounds for the twelve months ended December 31, 2025 (0.8 million pounds for three months ended and 2.3 million pounds for twelve months ended December 31, 2024)

2026 Guidance – Gold and Copper Assets

	Units	2026 Guidance			2025 Actual
Production
Total gold production(1)	(koz)	250	-	280	275
Mount Milligan Mine(2)(3)(4)	(koz)	140	-	155	148
Öksüt Mine	(koz)	110	-	125	128
Total copper production(2)(3)(4)	(Mlb)	50	-	60	50
Unit Costs(5)
Gold production costs(1)	($/oz)	1,500	-	1,600	1,297
Mount Milligan Mine(2)	($/oz)	1,450	-	1,550	1,388
Öksüt Mine	($/oz)	1,650	-	1,750	1,199
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,614
Mount Milligan Mine(4)	($/oz)	1,200	-	1,300	1,194
Öksüt Mine	($/oz)	1,850	-	1,950	1,613
Capital Expenditures
Additions to PP&E	($M)	155	-	200	138.3
Mount Milligan Mine	($M)	115	-	135	85.6
Öksüt Mine	($M)	5	-	15	51.8
Goldfield Project	($M)	30	-	40	—
Kemess Project	($M)	5	-	10	0.8
Total Capital ExpendituresNG	($M)	155	-	200	119.1
Sustaining Capital ExpendituresNG	($M)	85	-	105	101.9
Mount Milligan Mine	($M)	80	-	90	63.6
Öksüt Mine	($M)	5	-	15	38.3
Non-sustaining Capital ExpendituresNG	($M)	70	-	95	17.2
Mount Milligan Mine	($M)	35	-	45	16.4
Goldfield Project	($M)	30	-	40	—
Kemess Project	($M)	5	-	10	0.8
Other Items
Current income tax and BC mineral tax expense(1)	($M)	111	-	133	98.8
Mount Milligan Mine	($M)	6	-	8	5.4
Öksüt Mine	($M)	105	-	125	93.4
Depreciation, depletion and amortization	($M)	90	-	110	107.7
Mount Milligan Mine	($M)	40	-	50	59.2
Öksüt Mine	($M)	50	-	60	48.5
Evaluation Costs (primarily related to the Kemess Project)	($M)	18	-	25	11.8
Care and Maintenance - Kemess Project	($M)	13	-	15	13.3
Corporate and administration costs(6)	($M)	29	-	33	31.5

(1)   Consolidated Centerra figures.
(2)   The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $4,500 per ounce of gold and $5.00 per pound of copper for 2026, the Mount Milligan Mine’s average realized gold and copper price for 2026 would be $3,077 per ounce and $4.20 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
(3)   Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 60.3% achieved in 2025. Copper production for 2025 assumes recovery 75% to 77% for copper and compares to actual copper recovery of 75.8% achieved in 2025.
(4)   Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
(5)   Units noted as ($/oz) relate to gold ounces.
(6)   Corporate and administration costs do not include stock-based compensation and corporate depreciation.

2026 Guidance – Molybdenum Business Unit

	Units	2026 Guidance			2025 Actual
Capital Expenditures
Additions to PP&E	($M)	205	-	235	156.1
Thompson Creek Mine	($M)	205	-	235	156.1
Total capital expendituresNG	($M)	190	-	220	134.2
Non-sustaining capital expendituresNG- Thompson Creek Mine	($M)	190	-	220	134.2
Other Items
Care & Maintenance Cash Expenditures – Endako Mine	($M)	6	-	8	5.2
Reclamation Costs – Endako Mine	($M)	1	-	2	5.3

2026 Guidance – Global Exploration and Evaluation Projects

	Units	2026 Guidance			2025 Actual
Project Exploration and Evaluation Costs
Exploration Costs	($M)	40	-	50	46.6
Brownfield Exploration(1)	($M)	20	-	25	27.6
Greenfield and Generative Exploration	($M)	20	-	25	19.0

(1)   Total and brownfield exploration costs include capitalized exploration costs at the Mount Milligan Mine of $7.6 million spent in 2025, and $4 to $6 million projected for the full year of 2026.

Mount Milligan

Mount Milligan produced 44,105 ounces of gold and 13.0 million pounds of copper in the fourth quarter of 2025. In the full year 2025, Mount Milligan produced 147,581 ounces of gold and 50.5 million pounds of copper, which was in line with the recently announced PFS mine plan. During the fourth quarter of 2025, a total of 11.1 million tonnes were mined from phases 5, 6, 7 and 10 of the open pit. Process plant throughput for the fourth quarter of 2025 was 5.3 million tonnes, averaging 57,977 tonnes per day. Gold sales were 38,264 ounces and copper sales were 12.5 million pounds in the fourth quarter. Gold and copper sales were lower than production in the quarter as a result of weather-related disruptions to logistics in late December, with the timing difference in sales expected to reverse in 2026.

In 2026, gold production at Mount Milligan is expected to be 140,000 to 155,000 ounces and copper production is expected to be 50 to 60 million pounds. Operating metrics, including gold and copper grades and recoveries, are expected to be in line with the recently announced PFS mine plan. Gold production and sales are expected to be higher in the second and third quarters of 2026, reflecting planned mine sequencing, with approximately 20% of full-year gold production expected in the first quarter of 2026. Copper production and sales are expected to be evenly weighted throughout 2026.

Gold production costs in the fourth quarter 2025 were $1,306 per ounce. AISC on a by-product basisNG was $913 per ounce, 38% lower than the third quarter of 2025 due to higher ounces produced and sold during the quarter. In 2025, full year gold production costs and AISC on a by-product basisNG at Mount Milligan were $1,388 per ounce and $1,194 per ounce, respectively, outperforming the guidance ranges. Gold production costs in 2026 at Mount Milligan are expected to be $1,450 to $1,550 per ounce and AISC on a by-product basisNG is expected to be $1,200 to $1,300 per ounce, similar to 2025 levels.

Sustaining capital expendituresNG at Mount Milligan in the fourth quarter of 2025 were $20.1 million, focused on the existing TSF dam construction. In 2026, Mount Milligan additions to PP&E are expected to be $115 to $135 million, comprising $80 to $90 in sustaining capital expendituresNG and $35 to $45 million in non-sustaining capitalNG. Sustaining capitalNG includes annual capital related to the existing TSF, water management projects to sustain access to water, and mine fleet equipment replacements. Non-sustaining capitalNG includes haul truck additions and buttress foundation construction.

In the fourth quarter of 2025, Mount Milligan generated $85.0 million of cash flow from mine operations and free cash flowNG of $53.6 million. Full year cash flow from mine operations and free cash flowNG were $245.7 million and $168.4 million, respectively.

In September 2025, Centerra announced the results of a PFS for Mount Milligan which extends the LOM by approximately 10 years to 2045, supported by an optimized mine plan delivering average annual production of 150,000 ounces of gold and 69 million pounds of copper from 2026 to 2042, followed by the processing of low-grade stockpiles from 2043 to 2045. The study outlines disciplined non-sustaining capital expendituresNG of approximately $186 million, most of which are not required until the early-to-mid-2030s, all fully funded from available liquidity and future cash flow from operations. Key investments include $114 million for a second TSF, to be spent across 2032 and 2033, which also provides the potential for future raises, adding multiple decades of storage capacity beyond the 2045 LOM, $36 million for ball mill motor upgrades and flotation cells in 2028 to increase process plant throughput by about 10% to 66,300 tpd and increase recovery by approximately 1%, and $28 million for five new haul trucks to support longer haul distances, higher material movement, and stockpile development. Proven and probable reserves announced in the PFS increased significantly to 4.4 million ounces of gold and 1.7 billion pounds of copper, representing a 56% and 52% increase, respectively, from year-end 2024. Recent drilling confirms mineralization remains open to the west of the current resource pit. Centerra continues to advance exploration aimed at expanding the mineral resource and assessing opportunities to extend the mine life beyond the updated plan.

The PFS reaffirms Mount Milligan’s strong economics, with an after-tax NPV5% of approximately $1.5 billion at long-term gold and copper price assumptions of $2,600 per ounce and $4.30 per pound, respectively, increasing to approximately $3.6 billion at spot commodity prices of $4,500 per ounce gold and $6.00 per pound copper. Mount Milligan remains a strategic cornerstone asset in Centerra’s portfolio, with 20 years of mine life, meaningful gold and copper production, strong cash flow generation, and significant opportunity for future exploration potential in a top tier mining jurisdiction. For additional details, refer to the news release published on September 11, 2025 titled “Centerra Gold’s Mount Milligan PFS Outlines Mine Life to 2045, Delivering Growth with a Fully Funded, Disciplined $186 Million Growth Capital Plan”.

Öksüt

Öksüt produced 26,748 ounces of gold in the fourth quarter of 2025. Full year production in 2025 was 127,734 ounces, which exceeded the top end of the guidance range. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. A total of 5.3 million tonnes of ore and waste were mined in the quarter and 0.4 million tonnes were stacked at an average grade of 1.95 g/t. As part of planned mine sequencing in the fourth quarter 2025, heap leach tonnes stacked were lower as mining activity focused on waste stripping in the Keltepe pit to open new ore zones in line with the 2026 mine plan.

In 2026, gold production is expected to be 110,000 to 125,000 ounces, slightly below 2025 levels due to lower grades related to mine sequencing. Gold production and sales are expected to be evenly weighted throughout 2026.

At Öksüt, gold production costs and AISC on a by-product basisNG for the fourth quarter 2025 were $1,199 per ounce and $1,748 per ounce, respectively. AISC on a by-product basisNG was higher compared to last quarter driven by lower gold ounces sold, higher sustaining capital expendituresNG, and higher royalty expense per ounce due to elevated gold prices. Full year gold production costs were $1,199 per ounce and AISC on a by-product basisNG was $1,613 per ounce, coming in below the guidance ranges.

2026 gold production costs at Öksüt are expected to be $1,650 to $1,750 per ounce, and AISC on a by-product basisNG is expected to be $1,850 to $1,950 per ounce, both higher year-over-year primarily due to increased royalty rates due to elevated gold prices and the impact of inflation in Türkiye, which is not fully offset by devaluation of the lira. The royalty is expected to account for approximately $650 to $750 per ounce of gold production costs in 2026. The impact of these factors on AISC on a by-product basisNG is partially offset by lower sustaining capital expenditures.

In the fourth quarter 2025, sustaining capital expenditures at Öksüt were $13.2 million, focused on capitalized stripping and heap leach pad expansion. Full year 2025 sustaining capital expendituresNG were $38.3 million, in line with the guidance range. In 2026, Öksüt additions to PP&E are expected to be $5 to $15 million, all of which is sustaining capitalNG, lower year-over-year as there is no planned capitalized stripping in 2026 and most of the sustaining capitalNG projects are now complete.

In the fourth quarter of 2025, Öksüt delivered cash flow from mine operations of $57.1 million and free cash flowNG of $43.9 million. In the full year 2025, Öksüt generated $229.3 million of cash flow from mine operations and $191.0 million of free cash flowNG.

The Turkish corporate income tax rate applicable to Öksüt is 25%. In 2026, Öksüt’s current income taxes paid are expected to be $105 to $125 million, which includes a withholding tax related to the repatriation of earnings. Cash flows at Öksüt in the second quarter of 2026 are expected to be impacted by the expected timing of tax and annual royalty payments.

Centerra has initiated a Life of Mine Optimization study at Öksüt to evaluate the asset’s full potential, including the incremental production potential of residual leaching of the heap leach facility and the inclusion of low-grade oxide mineralization, outside of the current reserve pit, into the mine plan. The study will explore options to extend gold recovery from existing leach pads through improved solution management, which will enhance residual metal extraction efficiency. The study is expected to be completed by the end of 2026 and will support updates to the mine’s long-term reclamation and site management plan, ensuring the operation continues to maximize metal recovery in a safe and responsible manner.

Molybdenum Business Unit (“MBU”)

The MBU used $14.9 million of cash in operations and recorded a free cash flow deficitNG of $61.0 million, in the fourth quarter of 2025, reflecting capital spending on the restart of Thompson Creek and working capital increases at Langeloth due to an increase in inventory on hand.

Thompson Creek Mine

The restart of Thompson Creek is advancing, with approximately 27% of the infrastructure refurbishment complete. In the fourth quarter of 2025, non-sustaining capital expendituresNG were $50.5 million and full year 2025 non-sustaining capital expendituresNG were within the guidance range, totalling $135.6 million. Since the restart decision in September 2024, non-sustaining capital expendituresNG have totaled $163.8 million.

Centerra has increased the project’s total capital estimate by approximately 5% to 10%, from $397 million to between $425 and $450 million, reflecting modest inflationary impacts as the Feasibility Study was based on 2024 costs, additional maintenance requirements for certain mining equipment, and refinements to the mine plan. The updated estimate also includes the pull-forward of select activities, including the tailings dam toe buttress, to further de-risk execution and support the overall project schedule. The project remains on track for first production in mid-2027.

In 2026, additions to PP&E at Thompson Creek are expected to be $205 to $235 million, inclusive of capitalized DDA, and non-sustaining capital expendituresNG are expected to be $190 to $220 million, focused on mill refurbishment, capitalized stripping, and tailings and water management infrastructure.

Langeloth

In the fourth quarter of 2025, Langeloth roasted and sold 3.6 million pounds and 3.6 million pounds of molybdenum, respectively. In the fourth quarter, Langeloth delivered a positive adjusted EBITDANG of $4.9 million and used $12.1 million of cash flow from operations, primarily related to an increase in inventories as part of the planned ramp-up of production. In the full year 2025, Langeloth roasted and sold 14.2 million and 14.0 million pounds, respectively. Langeloth delivered a positive adjusted EBITDANG of $6.3 million and used $27.3 million of cash flow from operations.

On January 29, 2026, Centerra suspended operations at Langeloth near Pittsburgh, Pennsylvania following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. The safety and well-being of employees, contractors and the surrounding community remain Centerra’s top priority. The Company is conducting a thorough investigation to determine the root cause of the incident, and that process remains ongoing. Operations at Langeloth remain temporarily suspended. The site team is co-operating with regulatory authorities, advancing repair activities and planning for a safe restart, with full operations expected to resume by May 2026. The impact was contained to an area of the site near the acid plant. Repairs are expected to cost approximately $5 to $10 million. As a result of the temporary suspension, working capital is expected to increase in the first quarter of 2026 as inventories build during the shutdown period. The Company continues to assess the full operational and financial impacts and will provide 2026 operating guidance for Langeloth at a later date.

Goldfield Project

In August 2025, Centerra completed a technical study of Goldfield, confirming robust project economics with an after-tax NPV5% of $245 million and an after-tax IRR of 30%, based on a long-term gold price of $2,500 per ounce. At spot gold prices of $4,500 per ounce, the NPV5% increases to $794 million. The Project’s initial capital cost is estimated at $252 million, including approximately $40 million in pre-production stripping and other costs. Goldfield is expected to deliver a streamlined, low-risk development path, with first production targeted by the end of 2028. Recent optimization work and technical enhancements, together with strong gold prices, have further improved project value and reduced risk, positioning Goldfield as a key near-term growth opportunity for Centerra. For additional details on Goldfield, refer to the news release published on August 6, 2025 titled “Centerra Gold Announces Attractive Economics on the Goldfield Project; Proceeding with Project Development and Construction Activities”.

In the fourth quarter of 2025, Centerra advanced Goldfield development activities, with engineering progressing as planned and early mobilization efforts progressing on site, and field campaigns completed to support the advancement of detailed engineering. The Company is building out a dedicated project team to ensure the required technical and operational expertise is in place. In January 2026, Centerra hired Michael Rowland as General Manager, Goldfield, who brings over 25 years of mining leadership experience across operations, maintenance and processing. These early actions mark important steps toward project readiness and position Goldfield for disciplined and efficient delivery.

In 2026, non-sustaining capital expendituresNG at Goldfield are expected to be $30 to $40 million, focused on finalizing engineering studies, launching long-lead procurement and initiating site establishment works.

Kemess Project

In January 2026, Centerra published an updated mineral resource and the results of a PEA for the Kemess project in British Columbia, showing robust economics including an after-tax NPV5% of $1.1 billion and an after-tax IRR of 16%, using long-term pricing of $3,000 per ounce of gold and $4.50 per pound of copper. The PEA mineral inventory of over 2.3 million ounces of contained gold and 851 million pounds of contained copper represents approximately 47% of the total indicated and inferred resource tonnes, providing Kemess with strong leverage to rising metal prices, with further upside potential as ongoing exploration advances resource growth and confidence. At commodity prices of approximately $4,500 per ounce of gold and $6.00 per pound of copper, the after-tax NPV5% increases to $2.8 billion and the IRR increases to 29%. The Kemess PEA outlines a development approach in which open pit mining begins first, followed by the start of underground production approximately two years later. This approach supports strong economics, including an initial 15-year mine life with average annual production of 171,000 ounces of gold and 61 million pounds of copper, at an AISC on a by-product basisNG of $971 per ounce. Kemess has the scale and jurisdictional advantages to complement Mount Milligan as a cornerstone asset. Importantly, Kemess is unencumbered by a gold or copper stream, positioning the project to deliver stronger economics and greater value creation for Centerra. For additional details, refer to the news release published on January 19, 2026 titled “Centerra Gold’s Kemess Preliminary Economic Assessment Highlights Strong Economics that Support the Company’s Long-Term Growth Pipeline”.

Non-sustaining capital expendituresNG in 2026 are expected to be $5 to $10 million, primarily related to early works for the water treatment plant and camp infrastructure in support of future development. Other expenditures in 2026 include $13 to $15 million on care and maintenance, $5 to $7 million on exploration drilling, and $17 to $23 million on technical studies related to the PFS expected in 2027.

Global Exploration

In 2026, exploration expenditures are expected to be $40 to $50 million, including $20 to $25 million of brownfield exploration and $20 to $25 million of greenfield and generative exploration programs. Over 90% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects include continued drilling and testing work at Mount Milligan and Kemess.

2026 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2026, after giving effect to the hedges in place as at December 31, 2025, include the following:

  A market gold price of $4,500 per ounce and an average realized gold price at Mount Milligan of $3,077 per ounce after reflecting the Mount Milligan Streaming Agreement (35% of Mount Milligan’s gold at $435 per ounce) and gold refining costs.
  A market copper price of $5.00 per pound and an average realized copper price at Mount Milligan of $4.20 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of Mount Milligan’s copper at 15% of the spot price per metric tonne) and copper treatment and refining costs.
  Exchange rates: $1USD:$1.38 Canadian dollar; $1USD:45.00 Turkish lira.
  Diesel fuel price assumption: $0.90 per litre (C$1.24 per litre) at Mount Milligan and $2.70 per US gallon at Thompson Creek.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2026 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2025 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form.

2026 Sensitivities

Centerra’s revenues, earnings and cash flows for 2026 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes in the table below.

		Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by- product basis per ounceNG
Gold price(1)	$250/oz	12.5 - 13.0	—	45.0 - 46.5	32.0 - 34.0	32 - 34
Copper price(1)	10%	0.5 - 1.0	—	21.0 - 25.5	20.0 - 24.5	80 - 100
Diesel fuel(2)	10%	2.3 - 3.0	0.5 - 1.0	—	3.0 - 4.0	12 - 16
Canadian dollar(2),(3)	10 cents	15.0 - 23.0	0.1 - 0.5	—	15.0 - 23.5	60 - 90
Turkish lira(3)	10 liras	3.0 - 4.0	3.0 - 4.0	—	6.0 - 8.0	26 - 30

(1) Includes the impact of hedging of 20,000 ounces for the Öksüt Mine’s gold sales in 2026. Excludes the effect of 35,004 ounces of gold with an average mark-to-market price of $4,338 per ounce and 11.5 million pounds of copper with an average mark-to-market price of $5.64 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of December 31, 2025.

(2) Includes the effect of the Company’s diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2025 of approximately 47% and 59%, respectively.

(3) Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Fourth Quarter 2025 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its fourth quarter 2025 conference call on Friday, February 20, 2026, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on May 20, 2026.

Conference Call

  Participants can register for the conference call at the following registration link.
  Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day March 20, 2025. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 9652977. In addition, the webcast will be archived on Centerra’s website at: https://www.centerragold.com/investor-relations/events-and-presentations/.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the three and six months ended December 31, 2025, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production, costs, capital expenditures, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of expenditures and capital requirements from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper and molybdenum prices; market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; the timing of the resumption of operations at the Langeloth Metallurgical Facility following the temporary suspension in January 2026 and the financial or operational impact of such incident; the development and construction of Goldfield, including the timing of engineering completion, long-lead procurement and site establishment works; Goldfield’s life of mine, average annual production and costs including its initial capital costs and the expectation to fund this from the Company’s existing liquidity; the timing of first production at Goldfield and the impact it would have on Centerra’s production profile, cash flow and value to shareholders; the ability for Goldfield to provide a streamlined, low-risk development path, with first production targeted by the end of 2028; the success of an optimized mine plan at Mount Milligan including the construction of additional tailings capacity and any increased mill throughput; the future success of Kemess, the timing and content of a PEA and accompanying update on its technical concept including mining methods and its ability to complement Mount Milligan as a cornerstone asset; the ability of the existing infrastructure at Kemess to lower execution risk for the project and the possibility that any additional infrastructure will complement it; the success of an infill and grade control drilling program at Mount Milligan and its ability to enhance geological confidence; the timing of gold and copper production and sales at Mount Milligan and gold production and sales at Öksüt; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the risk of claims, investigations or proceedings arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Christopher Richings, Professional Engineer, member of the Professional Engineers of Ontario and Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has been reviewed and approved the scientific and technical information contained in this news release. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended December 31, 2025, 655 and 659 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	85.8	92.0	50.0	58.4	35.8	33.6
Production costs attributable to copper	25.0	30.9	25.0	30.9	—	—
Total production costs excluding Molybdenum BU segment, as reported	110.8	122.9	75.0	89.3	35.8	33.6
Adjust for:
Third party smelting, refining and transport costs	2.3	2.8	2.1	2.6	0.2	0.2
By-product and co-product credits	(64.8)	(49.5)	(64.8)	(49.1)	—	(0.4)
Adjusted production costs	48.3	76.2	12.3	42.8	36.0	33.4
Corporate general administrative and other costs	8.3	8.1	—	0.8	0.3	0.5
Share-based compensation costs	16.9	0.8	—	—	—	—
Reclamation and remediation - accretion (operating sites)	2.7	2.7	0.5	0.6	2.2	2.1
Sustaining capital expenditures	33.3	19.1	20.1	7.8	13.2	11.3
Sustaining lease payments	2.6	1.8	2.0	1.3	0.6	0.5
All-in sustaining costs on a by-product basis	112.1	108.7	34.9	53.3	52.3	47.8
Ounces sold (000s)	68.1	83.9	38.3	47.9	29.9	36.0
Pounds sold (millions)	12.5	16.4	12.5	16.4	—	—
Gold production costs ($/oz)	1,259	1,096	1,306	1,219	1,199	933
All-in sustaining costs on a by-product basis ($/oz)	1,646	1,296	913	1,114	1,748	1,327
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,042	1,446	1,634	1,374	1,748	1,327
Copper production costs ($/pound)	1.99	1.89	1.99	1.89	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.49	2.12	2.49	2.12	n/a	n/a

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	351.8	336.3	195.3	188.3	156.5	148.0
Production costs attributable to copper	105.5	118.0	105.5	118.0	—	—
Total production costs excluding Molybdenum BU segment, as reported	457.3	454.3	300.8	306.3	156.5	148.0
Adjust for:
Third party smelting, refining and transport costs	10.0	11.1	9.3	10.2	0.7	0.9
By-product and co-product credits	(214.5)	(196.5)	(214.5)	(195.9)	—	(0.6)
Adjusted production costs	252.8	268.9	95.6	120.6	157.2	148.3
Corporate general administrative and other costs	31.5	35.2	—	1.5	1.0	1.2
Share-based compensation costs	27.9	5.2	—	—	—	—
Reclamation and remediation - accretion (operating sites)	14.6	10.2	2.7	2.3	11.9	7.9
Sustaining capital expenditures	102.9	96.3	63.6	54.0	38.3	41.9
Sustaining lease payments	8.1	6.8	6.1	5.3	2.0	1.5
All-in sustaining costs on a by-product basis	437.8	422.6	168.0	183.7	210.4	200.8
Ounces sold (000s)	271.2	368.2	140.7	170.4	130.5	197.8
Pounds sold (millions)	50.0	57.9	50.0	57.9	—	—
Gold production costs ($/oz)	1,297	913	1,388	1,105	1,199	748
All-in sustaining costs on a by-product basis ($/oz)	1,614	1,148	1,194	1,078	1,613	1,015
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,872	1,270	1,694	1,343	1,613	1,015
Copper production costs ($/pound)	2.11	2.04	2.11	2.04	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.56	2.47	2.56	2.47	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2025	2024	2025	2024
Net earnings (loss)	$192.8	$(52.5)	$584.0	$80.4
Adjust for items not associated with ongoing operations:
Kemess Impairment reversal	(144.8)	—	(144.8)	—
Goldfield Impairment loss (reversal)	—	193.6	(193.5)	193.6
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	17.1	(33.9)	3.2	(23.5)
Unrealized gain on sale of Greenstone Partnership	(12.7)	(63.1)	(50.6)	(63.1)
Unrealized (gain) loss on equity investments and other losses	(5.5)	0.8	(7.4)	1.4
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(4.3)	(1.9)	(7.5)	(25.4)
Other (gain) loss(2)	5.3	(9.9)	8.1	(12.0)
Deferred income tax adjustments(1)	35.3	3.5	37.1	(1.0)
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Adjusted net earnings	$83.2	$36.6	$228.6	$152.9

Net earnings per share - basic	$0.96	$(0.25)	$2.85	$0.38
Net earnings per share - diluted	$0.95	$(0.25)	$2.84	$0.35
Adjusted net earnings per share - basic	$0.41	$0.17	$1.12	$0.72
Adjusted net earnings per share - diluted	$0.41	$0.17	$1.11	$0.71

(1)   Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine, the impact of the unrealized gain on the financial asset related to the Additional Royal Gold Agreement, a drawdown on the deferred tax asset related to the Mount Milligan Mine, and the impact of an income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits at Öksüt Mine.

(2)   Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA, a non-GAAP performance measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2025	2024	2025	2024
Net earnings (loss)	$192.8	$(52.5)	$584.0	$80.4
Adjustments:
Income tax expense	64.8	18.2	147.0	93.7
Depreciation, depletion and amortization	27.8	31.9	115.6	130.7
Interest income	(4.5)	(6.7)	(20.8)	(30.1)
Finance costs	4.2	3.8	15.1	14.7
Kemess Impairment reversal	(144.8)	—	(144.8)	—
Goldfield Impairment loss (reversal)	—	193.6	(193.5)	193.6
Unrealized gain on sale of Greenstone Partnership	(12.7)	(63.1)	(50.6)	(63.1)
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	17.1	(33.9)	3.2	(23.5)
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(4.3)	(1.9)	(7.5)	(25.4)
Unrealized (gain) loss on equity investments and other losses	(5.5)	0.8	(7.4)	1.4
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Other loss (gain)	5.3	(9.9)	8.1	(12.0)
Adjusted EBITDA	$140.2	$80.3	$448.4	$362.9

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Net earnings (loss) from operations	$1.6	$(0.9)	$(0.2)	$(8.5)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	0.9	4.5	3.4
Non-recurring tariff costs	2.2	—	2.2	—
Interest Income	(0.1)	—	(0.4)	(0.1)
Finance costs	0.1	—	0.2	—
Adjusted EBITDA	$4.9	$—	$6.3	$(5.2)

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$103.1	$92.8	$85.0	$77.0	$57.1	$51.8	$(14.9)	$(12.3)	$(24.1)	$(23.7)
Deduct:
Property, plant & equipment additions(1)	(91.1)	(45.8)	(31.4)	(11.7)	(13.2)	(11.3)	(46.1)	(22.8)	(0.4)	—
Free cash flow (deficit)	$12.0	$47.0	$53.6	$65.3	$43.9	$40.5	$(61.0)	$(35.1)	$(24.5)	$(23.7)

.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$348.6	$298.4	$245.7	$176.3	$229.3	$248.4	$(38.3)	$(41.0)	$(88.1)	$(85.3)
Deduct:
Property, plant & equipment additions(1)	(253.6)	(159.8)	(77.3)	(57.7)	(38.3)	(41.9)	(137.3)	(59.7)	(0.7)	(0.5)
Free cash flow (deficit)	$95.0	$138.6	$168.4	$118.6	$191.0	$206.5	$(175.6)	$(100.7)	$(88.8)	$(85.8)

(1)   As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$115.2	$42.0	$33.4	$9.0	$20.0	$15.2	$60.7	$17.5	$1.0	$0.3
Adjust for:
Costs capitalized to the ARO assets	(10.4)	9.8	1.1	0.0	(6.5)	(3.7)	(5.0)	13.7	—	(0.2)
Costs capitalized to the ROU assets	(3.4)	(1.6)	(3.1)	(1.0)	(0.3)	(0.1)	—	—	—	(0.5)
Costs relating to capitalized DDA	(3.5)	(2.7)	—	—	—	—	(3.5)	(2.7)	—	—
Other(2)	(1.8)	(1.0)	(0.3)	(0.2)	—	(0.1)	(0.9)	(1.1)	(0.6)	0.4
Capital expenditures	$96.0	$46.5	$31.1	$7.8	$13.2	$11.3	$51.3	$27.4	$0.4	$—
Sustaining capital expenditures	34.1	19.5	20.1	7.8	13.2	11.3	0.8	0.4	—	—
Non-sustaining capital expenditures	61.9	27.0	11.0	—	—	—	50.5	27.0	0.4	—

(1)   As presented in note 26 of the Company’s consolidated financial statements.
(2)   Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$295.5	$174.9	$85.6	$55.8	$51.8	$54.7	$156.4	$62.3	$1.7	$2.1
Adjust for:
Costs capitalized to the ARO assets	(19.0)	(5.3)	(0.8)	1.7	(11.6)	(11.0)	(6.6)	4.7	—	(0.7)
Costs capitalized to the ROU assets	(6.3)	(4.7)	(4.0)	(2.8)	(2.0)	(1.7)	—	—	(0.3)	(0.2)
Costs relating to capitalized DDA	(10.8)	(2.8)	—	—	—	—	(10.8)	(2.8)	—	—
Other(2)	(4.2)	(2.0)	(0.8)	(0.7)	—	(0.1)	(3.1)	(1.1)	(0.4)	(0.1)
Capital expenditures	$255.2	$160.1	$80.0	$54.0	$38.3	$41.9	$135.9	$63.1	$1.0	$1.1
Sustaining capital expenditures	103.6	101.6	63.6	54.0	38.3	41.9	1.7	5.3	—	0.4
Non-sustaining capital expenditures	151.6	58.5	16.4	—	—	—	134.2	57.8	1.0	0.7

(1)   As presented in note 26 of the Company’s consolidated financial statements.
(2)   Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,				Years ended December 31,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2025	2024	2025	2024	2025	2024	2025	2024
Mining costs	$34.6	$32.1	$16.3	$15.7	$130.2	$123.5	$57.8	$55.2
Allocation of mining costs(1)	(3.9)	(2.7)	(7.9)	(5.5)	(17.1)	(14.7)	(19.9)	(23.1)
Milling costs	30.4	25.3	6.2	7.5	125.5	114.5	29.4	26.6
Site G&A costs	17.0	13.0	17.5	10.5	57.7	52.6	49.9	39.2
Change in inventory, royalties and other	(3.1)	21.6	3.7	5.4	4.5	30.4	39.3	50.1
Production costs	$75.0	$89.3	$35.8	$33.6	$300.8	$306.3	$156.5	$148.0
Ore and waste tonnes mined (000's tonnes)	11,134	9,622	5,296	4,439	46,857	46,070	17,950	16,937
Ore processed (000's tonnes)	5,334	5,423	430	1,143	20,665	21,463	4,144	4,621
Mining costs per tonne mined ($/tonne)	3.11	3.33	3.09	3.54	2.78	2.68	3.22	3.26
Processing costs per tonne processed ($/tonne)	5.71	4.66	14.37	6.56	6.08	5.33	7.11	5.76
Site G&A costs per tonne processed ($/tonne)	3.19	2.39	40.81	9.20	2.79	2.45	12.03	8.49
On site costs per tonne processed ($/tonne)	15.40	12.97	93.20	29.50	15.17	13.54	33.09	26.19

(1)   Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.